July 3, 2012

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-14036

Dear Ms. Collins:

DST Systems, Inc. (“we”, “DST” or the “Company”) is pleased to provide the following response to the Staff’s comment letter dated June 19, 2012 to Mr. Kenneth V. Hager, Chief Financial Officer of DST, with respect to the above-referenced report.

In connection with this response, DST acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, each response to the Staff’s comments is preceded by the comment to which it relates.  Page number references are to the pages of the Form 10-K for the year ended December 31, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 87

Comment 1.  We note in your response to prior comment 1 where you indicate that the company does not intend to repatriate the cash held in foreign locations back to the U.S. and that you believe you have sufficient sources of liquidity to meet your U.S. liquidity needs through existing domestic cash balances, other current assets together with cash provided by domestic operating activities and the company’s revolving credit facilities.  While we note your intent is to permanently reinvest such funds outside of the U.S., we continue to believe you should consider providing enhanced liquidity disclosure and state the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries based upon the percentage of funds held outside of the U.S.  Additionally, as previously noted, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon repatriation, should the need arise.  Please further explain why you believe such disclosures are not necessary.

Response:  At the end of each quarter, the Company evaluates the adequacy of its liquidity and capital resources disclosures to be included in its periodic filings with the SEC.  At December 31, 2011, the Company determined that its foreign cash was not material to the consolidated financial position or domestic liquidity needs of the Company.  The Company has no intentions of repatriating cash held in foreign locations in the form of a dividend or other transaction in which the Company would pay taxes on repatriation because it has sufficient liquidity to meet its anticipated domestic liquidity needs.  The Company expects to fund its future cash needs with existing domestic cash balances and other current assets, together with cash provided by domestic operating activities and, as necessary, the Company’s revolving credit facilities.  Further, the Company’s domestic subsidiaries have $773.0 million of available-for-sale securities at December 31, 2011 which, if monetized, would increase the Company’s short-term liquidity.

The Company has inter-company loans extended by the domestic portion of its business to the international portion of its business.  The Company believes it could return foreign cash balances to the U.S. through payment of inter-company loans and not pay any taxes upon the repayment of the inter-company loans.

The Company will continue to evaluate the adequacy of its liquidity and capital resources disclosures in future quarters in light of the Staff’s comment.  In the event that the foreign cash balances were to increase significantly and the ability of the Company to repatriate foreign cash without tax on repatriation were to be limited, or if there were other significant changes to the Company’s domestic liquidity needs or resources, then the Company will consider modifying its liquidity disclosures accordingly.

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We appreciate the opportunity to provide this response.  If you have any questions or would like to discuss these responses, please call me at 816.435.6535

Very truly yours,

/s/ Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

cc:	Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. Thomas J. Lynn, Esq.
Mr. John Granda, Esq.